UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G/A
(RULE 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).

San Juan Basin Royalty Trust
(Name of Issuer)

Units of Beneficial Interest
(Title of Class of Securities)

798241105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A

Issuer:  San Juan Basin Royalty Trust	CUSIP No.: 798241105

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
	State of Delaware

NUMBER OF SHARES        5  SOLE VOTING POWER -    3,991,037
BENEFICIALLY            6  SHARED VOTING POWER - 0
OWNED BY EACH           7  SOLE DISPOSITIVE POWER -  4,098,935
REPORTING PERSON        8  SHARED DISPOSITIVE POWER - 0

WITH:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	4,098,935

10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A

11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	8.79%

12	TYPE OF REPORTING PERSON

	IA

SCHEDULE 13G/A

Issuer: San Juan Basin Royalty Trust	CUSIP No.: 798241105


ITEM 1

(a)	Name of Issuer:
	San Juan Basin Royalty Trust

(b)	Address of Issuer's Principal Executive Offices:

	BBVA, Trust Department
	2200 Post Oak Blvd. Floor 18
	Houston, Texas 77056

ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Units of Beneficial Interest


(e)	CUSIP Number: 798241105

SCHEDULE 13G/A

Issuer: San Juan Basin Royalty Trust		CUSIP No.: 798241105


ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[  ]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer:  San Juan Basin Royalty Trust  	CUSIP No.: 798241105

ITEM 4.	Ownership.

	See cover page

ITEM 5. Ownership of Five Percent or Less of a Class.

	N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	First Eagle Investment Management, LLC (FEIM), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, may be deemed currently to be the beneficial owner of 4,098,935 units of beneficial interest, or 8.79% of the units believed to be outstanding, as a result of acting as investment adviser to various clients. The
	First Eagle Global Fund, a registered investment Company for which FEIM acts as investment adviser, may be deemed to beneficially own 3,908,035 of these 4,098,935 units, or 8.39% of the Company's units. Clients of FEIM have the right to receive and the ultimate power to direct the receipt of dividends from, or the proceeds of the sale of, such securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
	THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL
	PERSON.

	N/A

ITEM 8. Identification and Classification of Members of the Group.

	N/A

ITEM 9. Notice of Dissolution of Group

	N/A

SCHEDULE 13G/A

Issuer: San Juan Basin Royalty Trust	CUSIP No.: 798241105



ITEM 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under 240.14a-11.






SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 10, 2021

Signature:	/s/ David O'Connor

Name/Title:	David O'Connor, Senior Vice President


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